

Mail Stop 4628

October 16, 2017

Via Email
Ryan Dalton
Chief Financial Officer
Parsley Energy, Inc.
303 Colorado Street
Suite 3000
Austin, TX 78701

      Re: **Parsley Energy, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2016
               Filed February 27, 2017
               File No. 001-36463

Dear Mr. Dalton:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources